xCraft Enterprises, Inc

XCRAFT

ANNUAL REPORT

418 E Lakeside Ave
Suite 08
Coeur d'Alene, ID 83814

(208) 665-1353
www.xcraft.io

This Annual Report is dated August 12, 2020.

BUSINESS

SUMMARY

 xCraft Enterprises, Inc. ("xCraft" or "Company"), based in Coeur d'Alene, Idaho, was formed from our founder's combined love of flying and aerospace engineering background. It was that passion that has created our vision. The result is XCraft and our portfolio of drones and related technologies.

OUR BUSINESS STRATEGY

xCraft's business model focuses on being a custom drone and commercial application developer. We see the future of the UAV space making its largest impact in the areas of enterprise, commercial applications, and defense/government contracting.

OUR PRODUCTS

At present, the Company's products consist of the following: Our initial product, the X PlusOne, is a uniquely-designed unmanned aerial vehicle ("UAV" or "drone") which has been specifically engineered to deliver vertical take-off and landing ("VTOL") capability and high-efficiency and speed with its in-flight performance. The initial implementation of this UAV platform is called the X PlusOne. It is targeted to hobbyists and drone enthusiasts. Our secondary UAV airframe is specifically engineered to be operated via a smartphone; thus leveraging the controllers, communication, and systems from an Android or Apple device and delivering retractable personal drone capabilities. The initial implementation of this UAV is called the PhoneDrone Ethos.

Next, a derivative of our X PlusOne design, which we call the x2 series (x2i, x2Geo, x2Pro, x2Q), is targeted toward commercial applications. This x2 platform offers greatly extended range, speed, and payload capabilities and will deliver superior performance in First-Responder, Mapping, Agriculture, Survey, and other important commercial applications. It is of an efficient design and capable of extended flight times and range while carrying a variety of payloads.

During most of 2018 and 2019, xCraft was involved in the development of a first responder drone system for a client (Phirst Technologies). xCraft developed the system up to the point of a Beta Design and then released the system to the client.

Since this time, xCraft has developed four additional UAV platforms; The Maverick, The Shadow, PANADRONE, and Matrix. Maverick is a small ducted-rotor vehicle for precision agriculture and tactical public safety applications. The Shadow is a tethered UAS for persistent aerial applications that require a communications relay or security camera. The PANADRONE is a tethered Persistent Aerial Node which operates autonomously from an environmentally controlled docking station. PANADRONE provides continuous aerial support to Public Safety, Defense, Security and other industries that rely on an unlimited aerial view and/or communications relay. The Matrix is a powerful, efficient, x8 all-electric configuration, with superior payload capacity and long flight duration in a small, lightweight package (under 12 lbs) Ready for multiple day/night mission scenarios - ISR, Mapping, FPV. Optional ATAK compatibility for professional, first responder, and military operations. Maverick and Shadow are released products. PANADRONE and Matrix are scheduled to be released in Q4 2020.

OPERATIONS TO DATE

Through 2018, our revenues consisted primarily of NRE (Non-recurring Engineering) for the first responder UAV system for Phirst Technologies. We also had lesser revenue from sales of the X2 drone and X PlusOne. During 2018, our Chinese-based manufacturer of the PhoneDrone (AEE) failed to deliver on a promised ship date of the product and eventually informed us they had no plans to deliver. We had already paid them approximately ⅓ of the cost of the first production run as a deposit. We researched our legal options with counsel but decided it was not in the company's best interest to pursue legal action against them. Because of this, the PhoneDrone project was officially sidelined and the company focused on commercial and military markets. We have not forgotten the people that pledged support for our PhoneDrone project through Kickstarter and Indiegogo. We had hoped to refund all of them in March of 2019 using private investor funds. This investment fell through so unfortunately, we were not able to refund at that time. We have the list of PhoneDrone supporters and will be refunding them at the earliest opportunity.

2019 was a year of refinement and growth for xCraft. During most of 2019, xCraft was involved in the development of a first responder drone system for a client (Phirst Technologies). xCraft developed the system up to the point of a Beta Design and then released the system to the client. In September of 2019, xCraft ended the relationship with Phirst Technologies. We continued development of our commercial/military x2 line and began development of four clean-sheet designs; The Shadow, Maverick, Matrix, and PANADRONE.

During 2019, xCraft also raised funds through a Reg CF campaign on StartEngine. Through this campaign, we successfully raised the maximum allowed of $1.07M through 2,347 Investors. We are so grateful to our investors for putting their hard-earned money to help make this dream successful.

NOTABLE HISTORY

Following the excitement of our Shark Tank episode and Kickstarter/Indiegogo campaigns, we were successful in selling our XPlusOne drones and were getting sizable pre-sales of our PhoneDrone Ethos product. In late 2016, a couple of major events impacted the trajectory we were on. First, a large Chinese manufacturer (DJI) began producing their own product and brought a line of drones to the market at far lower price points than any of their competitors. While we can only speculate as to their intentions, the result was disastrous. Many drone companies went out of business. Those that survived (like us) were forced to sell their product at much lower price points and margins all but disappeared. These reduced revenues and lowered profits, coupled with some unanticipated higher development costs of our PhoneDrone, put us in a position where we were forced to severely cut back operations and slow down the development (and completion) of the PhoneDrone. With an equity infusion from a private investor in early 2017, the vote of confidence we received through the conversion of a large note payable into equity, and our very successful 2017 Start Engine campaign, xCraft got back on track and secured its first major custom drone development project. Additionally, prior to the 2017 Start Engine campaign, the company made a strategic decision to convert from an Idaho LLC to a Delaware Corporation making it easier to issue shares and operate with public ownership.

LIABILITIES AND LITIGATION

To date, there is no pending or threatened litigation from them or anyone towards us. We have paid off liabilities with several vendors and are on repayment terms with the majority of the remainder.

OUR SALES CHANNELS/SUPPLY CHAIN

Our historic sales channels have been through our own website, Amazon, trade shows, and outbound sales of the commercial line and development side. As previously mentioned, we have also had successful Kickstarter and Indiegogo campaigns for our products.

We see these channels as remaining viable as we progress, but have also set up several distributors to focus on key markets including Public Safety, Security, and Military. Our primary market focus is in the United States where there is new opportunity emerging as several federal and state agencies have banned Chinese-made products. We have developed "Blue" versions of all of our products that contain only US manufactured or US-Friendly manufactured components. All of xCraft's products are now assembled in the USA. We have multiple sources for all purchased components and outsourced manufacturing so we do not expect discrutions in our supply chain.

OUR CUSTOMERS, COMPETITION, AND MARKET

Our customer base consists of commercial companies in Agriculture, First Responder, and Security markets as well as US government/defense agencies. We also see applications emerging in Energy and Urban Air Mobility (UAM) industries.

According to Goldman Sachs Research, they forecast a $100 billion market opportunity for drones—helped by growing demand from the commercial and civil government sectors. Defense will remain the largest market for the foreseeable future as global competition heats up and technology continues to improve. The fastest growth opportunity comes from businesses and civil governments. They're just beginning to explore the possibilities, but we expect they'll spend $13 billion on drones in the next few years, putting thousands of them in the sky. Source: Goldman Sachs Research.

Other privately held US drone companies/manufacturers include AeroVironment, Skydio, and Birdseyeview Robotics.

RISK FACTORS

These are the principal risks that related to the company and its business:

It is difficult to predict our operating results and business opportunities because we have a limited history as an operating company. The Company was formed in late 2014 and we have a relatively brief operating history. Although the hardware design has been completed by us for our X PlusOne, X2Q, Shadow, and Maverick, there remain substantial operational risks in manufacturing these first-generation hardware products. We are subject to and will experience the risks and difficulties that are frequently encountered by early-stage companies in new, rapidly-evolving markets. The Company has a history of losses due to the development cost associated with bringing our new products to market. Our failure to significantly increase our revenues would seriously harm our business. We have experienced operating losses since inception and expect to incur significant losses in the future. Our research and development, sales and marketing, and general and administrative expenses are expected to increase as we progress. With these additional expenses, we must significantly increase our revenues in order to become profitable. Our operating expense levels will be increasing and then they may become relatively fixed and are based, in part, on achieving an initial milestone of building a community of users. If revenue levels fall below expectations, our net losses will increase because only a portion of our expenses varies with our revenues. We may never achieve profitability, and, if we do, we cannot ensure that we will sustain or increase it. Our initial deployments of the X PlusOne have been largely through Kickstarter pre-orders or pre-purchase orders from channel partners. Successful experiences with end-users are required to cause more repeat channel orders. Our future revenues are unpredictable, and we expect our quarterly operating results to fluctuate based on on-going orders, which could cause the value of your Units to decline. Although the Company is confident of the design and architecture of the X PlusOne, XQ2, Shadow, and Maverick the mass-production scale of our products has not yet happened. Hardware and software integration requirements, like those we must achieve in our business, contain errors or defects, including errors relating to security and usability, particularly when first introduced or when new versions or enhancements are released. Defects or errors in current or future products could result in delayed or failed deployment of our technology, lost revenues, or a delay in or failure to achieve market acceptance, any of which would seriously harm our business and operating results.

We must manage our growth and expansion. Our further growth will place a significant train on our resources. Any failure to manage growth effectively could seriously harm our business and operating results. To be successful, we will need to implement additional management information systems; improve our operating, administrative, financial, and accounting systems and controls; train new employees; and maintain close coordination among our executive, engineering, accounting, finance, marketing, and operations organizations. Without success in these areas, our financial results could suffer materially.

There are inherent risks within the drone industry. Our markets are new, rapidly evolving, and highly competitive. We expect this competition to persist and intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business and operating results. The global regulatory risk, as it relates to the operation of drones, is new and relatively unknown. However, there have been recent strides made within the US. In August of 2016, the FAA released new rules governing the commercial use of UAVs. These regulations provide a framework for operation beyond recreational use. While it is thought that other developed countries will follow the FAA's lead and develop similar rules for UAV operation, they may not do so and global sales may suffer. There are still limitations, for example, which prohibit flight beyond visual line of sight, resulting in banning operation over people that are not involved in the actual mission, limiting flights to a maximum altitude of 400 feet above ground level, etc. The present rules do not provide means of obtaining waivers to any of these restrictions and thus these will continue to limit and constrain usage.

Our patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to our drones and related technology. The Company has applied and intends to continue to apply for patents and trademarks with respect to its intellectual property, but no such applications have yet been submitted. Once submitted, our patent applications or trademark registrations may not be approved. Moreover, even if approved, they may not provide us with any competitive advantage or may be challenged by third parties. If challenged, any of our patents might not be upheld or their claims could be narrowed. Legal standards relating to the validity, enforceability, and scope of intellectual property rights generally, and in Internet-related industries specifically, are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Any litigation surrounding our rights could force us to divert important financial and other resources away from our business operations. These legal protections afford only limited protection. Any steps we take to protect our intellectual property may be inadequate, time consuming, and expensive. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Also, our competitors may independently develop similar technology, duplicate our products, or design around our patents or our other intellectual property, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicenses and be unable to enter into additional sublicenses. This could cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents may be issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets.

We may be found to infringe proprietary rights of others. The drone and autonomous vehicle industries are both emerging fields in which we expect a number of companies to create, and pursue patent protection for, inventions and technologies. Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our products. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. We could incur substantial costs to defend or settle any litigation, and intellectual property litigation could force us to do one or more of the following: cease selling, incorporating, or using products or services that incorporate the challenged intellectual property; obtain a license from the holder of the infringed intellectual property right; and redesign products or services. We might not be able to redesign our products and services or obtain a license on commercially reasonable terms from the holders of any potentially infringed intellectual property. Any successful claim of infringement against us and our failure or inability to license the infringed technology on commercially reasonable terms would seriously harm our business and operating results.

We must attract and retain key personnel. Our success depends largely on the skills, experience, and performance of the members of our senior management and other key personnel. With successful funding, we will need to initiate the hiring of managers and other key personnel. We might be unable to assimilate our recently hired key personnel or be unable to locate, hire, and retain additional qualified key personnel. Our senior management and/or other key personnel are not bound to be employed for any specific time period. If we lose one or more of these key employees, our business and operating results could be seriously harmed. In addition, our future success will depend largely on our ability to continue attracting and retaining highly skilled personnel. Like other companies in the high-tech and gaming sectors, we face intense competition for qualified personnel.

There are several competitors who are better positioned than we are to take the majority of the market. The drone industry is becoming well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Our current and/or future products could have a latent design flaw or manufacturing defect. Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there may be design flaw(s) that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. We have had no such flaws or recalls to date with any of our product(s). However, a major recall of our products would be expensive and could significantly impact the value of the Company.

Our new product(s) could fail to achieve the sales traction that we expect. The Company's growth projections are based on an assumption that we will be able to successfully launch future products and that we will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new product(s) fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We may face technological and design challenges. We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture. That could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

We are subject to changes in foreign currency exchange rates. Our products are manufactured in the USA and sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depends on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to purchase and we may receive less than expected when they are sold, adversely impact the economics of our business and your investment.

Risks Related to an Investment - We will need to raise additional funds in the future. Any funding received by the Company from this offering will immediately be available to and used by us to meet current and ongoing capital needs. Depending on our ability to generate sustainable revenue, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. This could seriously harm our business and operating results. Furthermore, if we issue additional common stock, you will experience dilution. The Company may issue additional units with rights senior to those of the Class B Series 1 shares offered hereby. If we need to raise funds and cannot do so on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.

We have substantial discretion as to how to use the proceeds from this offering. Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which an investor may not agree. We cannot predict that investment of the proceeds will yield a favorable return, if any.

You will have little to no control over the management of the Company's business operations. As of the date hereof our Founder, JD Claridge, owns a majority of the voting common stock of the Company. Even if the maximum offering is raised, he will still retain a majority. As a result, Mr. Claridge will be able to exercise significant influence over all matters requiring member approval, including the election of managers and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring and/or having control over us.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in   the future, you may not be able to find a buyer. Should the Company's plan become being acquired by an existing player in the drone industry, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is another potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in a position to do so. Instead, we intend to reinvest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is   possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the drone industry at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Prior to this offering, there has been no public market for the securities of the Company and there is no assurance that a public market will ever develop. The offering price has been arbitrarily determined by the Company and bears no direct relationship to the market price of the free trading shares, assets, earnings, book value, or any other objective standard of worth.

Certain key products are presently in "prototype" stage and have yet to reach the point of full production. As a result, there is a risk that they may never be produced. Our Matrix and PANADRONE are still considered by us as "working prototypes" as they are not yet considered fully complete and ready for actual manufacturing and production. We expect to have the Matrix and PANADRONE completed and ready for production by the end of Q4. While we expect these products to be completed in the time frame indicated, there remains a risk that they may never be commercially produced and sold.

Previous Offerings

Between April 2017 and August 2017, we sold 629,411 shares of common stock in exchange for $1.70 per share under Regulation Crowdfunding.

Between September 2018 and March 2020, we sold 300,076 shares of common stock in exchange for $3.56 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

FINANCIAL STATEMENTS

Our financial statements can be found attached to this document. Please see the Independently Audited Financial Reviews for periods ending 12/31/18 and 12/31/19.

2018 to 2019 BALANCE SHEET COMPARISON

		2018	**2019**	**Comment**
Balance Sheet	Total Bank Accounts	$30,580	$34,600	
	Total Accounts Receivable	$160,015	$47,450	Higher A/R in 2018 is due to primarily to PTL invoices that were due but not paid by the end of the year
	Total Assets	$769,347	$612,900	
	Total Accounts	$70,900	$233,575	Higher A/P in 2019 is due primarily to

	Payable			increased patent/trademark activity and increased outside contracted engineering use
	Total Liabilities	$1,133,646	$1,332,374	
	Total Liabilities and Equity	$769,347	$612,900	

		2018	2019	Comment
Profit and Loss	Total Income	$1,048,533	$681,934	Reduced income in 2019 is due primarily to the loss of our primary customer (PTL). Contributing factor is reduced sales of obsolete products (X PlusOne and PhoneDrone).
	Total Interest	$32,588	$43,134	
	Total Professional Fees	$66,307	$141,888	Higher Professional Fees in 2019 is due primarily to increased patent/trademark activity and increased outside contracted engineering use
	Total R&D Expense	$143,538	$163,244	
	Total Wages, Taxes, Benefits	$817,160	$615,894	Lower Wage, Taxes, Benefits in 2019 is due to relying more heavily on outside engineering services.
	Net Income	-$266,780	-$802,912	Greater loss in 2019 is due primarily to reduced income.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $30,580. [The Company intends to raise additional funds through an equity financing.]

Debt

In December 29, 2016, in exchange for a $25,000 loan, we issued a third party a promissory note in the principal amount of $25,000 which accrues interest at a rate of 5% per annum, and is due December 31, 2020. As of December 31, 2019, there was an aggregate of $29,479 in principal and interest outstanding under the note.

On June 30, 2017, the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum, and matures on June 15, 2021. As of December 31, 2019, $16,017 was outstanding under the note.

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000. The loan has a two year term and a variable interest rate based on the Wall Street Journal published daily rate, plus 5% adjusted on a quarterly basis. As of December 31, 2019, the loan had an outstanding balance of $215,219. The loan is collateralized by a security interest on all of our assets.

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agreed to lend a sum up to $100,000 from time-to-time. The Company drew a total of $100,000 from this loan at 6.5% interest per annum. On May 7th, 2019, the Company entered into another revolving loan agreement with the same lender to lend a sum up to $50,000 from time-to-time. The Company drew a total of $50,000 from this loan at 6.5% interest per annum. On February 24, 2020, both of these notes, totalling approximately $175,000 with interest, were paid in full by the Company as part of a settlement agreement with the lender.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

JD Claridge	CEO and Co-Founder, Director
Burt Rutan	Director
Ben Toews	Director

JD Claridge

JD Claridge is the CEO and co-founder of xCraft, a leading drone company developing innovative vehicles for the UAV market. JD was born with a passion for flight. Building and crashing flying toys throughout his youth taught him much about the science and art of flight vehicle design. He once built a (mostly) functional hang glider at the age of 7 and convinced his best friend to test fly it. JD's passion for flight runs deeply through all of his pursuits. As a certified pilot, electrical engineer, airframe mechanic, and Designated Engineering Representative (DER) for the FAA, he has held key engineering roles at several aerospace OEMs and has founded his own aerospace consulting firm; Aero Designworks. In October of 2015, JD and xCraft co-founder Charles Manning were featured on ABC's Shark Tank, making history by negotiating an unprecedented deal with all five Sharks. This catapulted xCraft into the center of the public spotlight and made household names out of xCraft's launch products; PhoneDrone Ethos and X PlusOne. With JD at the helm, xCraft continues to engineer innovation into the DNA of every flying machine they produce.

Burt Rutan

As the founder of two aircraft research firms, the most aggressive aerospace research companies in the world, Mr. Rutan has developed a large variety of groundbreaking projects, showcasing some of the most innovative and energy-efficient designs ever flown. Time named him one of the top 100 most influential people of 2005. Described by Newsweek as "the man responsible for more innovations in modern aviation than any living engineer," Burt Rutan is an aircraft designer with a vision for the advancement of technology. In 2004, Mr. Rutan joined a highly distinguished company of innovators as the designer/developer of SpaceShipOne, the world's first privately built manned spacecraft to reach space. The research program was funded by Paul Allen. He won the $10 million Ansari X Prize, the competition created to spur the development of affordable space tourism. Mr. Rutan is the winner of the Presidential Citizens Medal, the Charles A. Lindbergh Award, and is a two-time individual winner of the Robert J. Collier Trophy, given by the National Aeronautic Association for significant advances in aviation history. He is the only one alive with two Colliers. Mr. Rutan designed/developed the Voyager, the first aircraft to circle the world non-stop without refueling. Repeating that feat, his company developed the GlobalFlyer, which broke the Voyager's record time for a non-refueled, solo flight around the world. Those aircraft remain the only ones with non-refueled world flight capability and they had to more than double the range of previous record holders. His company also developed the Ultralite, an all-composite 100 mile-per-gallon show car for general Motors. Rutan's philosophy is that the best ideas come from collaborative efforts of small, closely knit project teams in an environment unlimited by risk fears. He has been retired since 2011 and dedicates ~1 hour per week to his xCraft duties.

Ben Toews
Ben is the former President/CEO of Bullet Tools, a developer and manufacturer of innovative construction solutions which sells products around the world. He serves on the advisory board for the Idaho Small Business Development Center. He is a graduate of Gonzaga University where he majored in Business Administration with a concentration in International Business.

Current positions:
Bullet Tools- President and CEO 2012-2020
Primary position Bullet Tools- Vice President 2002-2012
Heart of the City Church- Treasurer 2012-2019
Idaho Small Business Development Center- Board Advisor 2013-present
xCraft Enterprises, Inc. -Director -- July 2018 to present (one hour a week)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Ownership
- JD Claridge, Coeur d'Alene, Idaho, 52.18% ownership, 2,333,007 Class A Common Shares

RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS

During 2016, one of the Company's founders and Chief Executive Officer funded the Company on an as-needed basis to cover operations. These advances bear no interest and are due on demand. At December 31, 2017 and 2016, the net of these totaled $0 and $65,670, respectively, which is included in the accompanying balance sheet.
On May 08, 2017, Philip Burks, a Director, purchased 61,111 xCraft Shares from xCraft CEO, JD Claridge at $.90 per share. -On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to the Company's Chief Executive Officer. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. As of December 31, 2017, $67,243 of this note was due to the Company. The loan bears a 2% APR and is due Dec 31, 2022.
On May 18, 2018, Philip Burks, a Director, purchased 157,153 xCraft Shares from IRL Network, LLC (Charles Manning- Co Founder) for $1.40 per share.
On February 1, 2018, the Company entered into a contribution agreement to acquire membership interest of Phirst Technologies, LLC. Phirst Technologies LLC, was formed by Phil Burks (a Director) and xCraft CEO, JD Claridge. In February 2020, 100% of this membership interest was returned to Phirst Technologies.
Philip Burks, a Director, provided a $100,000 revolving line of credit for xCraft during late 2017 and another $50,000 revolving line in 2018. These notes had a 6.5% APR however, in February 2020, these notes were paid in full as part of the settlement agreement with Phirst Technologies.

OUR SECURITIES

Classes of securities

Class B Non-Voting Common Stock: 647,339

Voting Rights.

Holders of Class B Non-Voting Common Stock, which are being offered by way of this offering statement, have no voting rights.

Dividends.
Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Class B Non- Voting Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights.
 In the event of our liquidation, dissolution or winding up, holders of Class B Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments.
Holders of Class B Non-Voting Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Class B Non-Voting Common Stock will be fully paid and not liable to further calls or assessments by us.
The Company has also issued a warrant to purchase 7,000 Class B Non-Voting Common Stock. These shares were included as part of the fully diluted basis for determining valuation.

Class A Voting Common Stock: 3,526,250

Common Stock

Voting Rights.
Holders of Class A Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends.
Subject to preferences that may be granted to any then outstanding preferred stock (of which we have none outstanding), holders of Class A Voting Common Stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of operations and our financial condition, and any other factors that our board of directors considers relevant. Payment of

dividends on the common stock may be restricted by law and by loan agreements, indentures, and other transactions entered into by us from time to time. At present and for the foreseeable future, the Company has no expectation to pay any dividends on its common stock.

Liquidation Rights.
In the event of our liquidation, dissolution or winding up, holders of Class A Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments.
Holders of Class A Voting Common Stock have no preferential, preemptive, conversion, or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Class A Voting Common Stock will he fully paid and not liable to further calls or assessments by us.

2017 Equity Incentive Plan.
The Company has reserved 600,000 Class A Voting Common Stock of its common stock pursuant to the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non- employee directors, and non-employee consultants. The total amount of reserved shares was included as part of the fully diluted basis for determining valuation. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. As of 08/01/2018 there are 450,418 options outstanding with 152,918 of those options actually vested under this plan. Thus far, no options from this plan have been exercised.

The Company has also issued a warrant to purchase 200,000 Class A Voting Common Stock. These shares were included as part of the fully diluted basis for determining valuation.
Preferred Stock: 0

Preferred Stock
While the Company has authorized certain of its shares as "Preferred Stock" in its Articles of Incorporation, no specific designations or authorizations have been defined for them to date.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

xCraft Enterprises, Inc.

By



/s/

Name : _____JD Claridge_____

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, JD Claridge, Principal Executive Officer of xCraft Enterprises, Inc., hereby certify that the financial statements of xCraft Enterprises, Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer

X CRAFT ENTERPRISE, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

XCRAFT ENTERPRISES, INC.

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

BAS PARTNERS
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
XCraft Enterprises, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of XCraft Enterprises, Inc. which comprise of the balance sheets as of December 31, 2018 and 2019, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.



PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Opinion

In our opinion, the financial statements referred to above previously present fairly, in all material respects, the financial position of XCraft Enterprises, Inc., as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 6 , 2020

XCRAFT ENTERPRISES, INC.

BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

	2019	2018
Assets		
Current assets		
Cash	$ 33,392	$ 30,823
Accounts receivables	47,450	163,850
Inventory	62,816	62,816
Other current asset	283,048	340,133
Total current assets	426,706	597,622
Property and equipment, net	28,317	33,859
Intangible assets, net	85,187	70,462
Related party receivables	68,432	67,793
Other assets	3,051	3,050
Total assets	**$ 611,692**	**$ 772,786**
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payables and accrued expenses	$ 341,835	$ 167,250
Deferred revenue	536,722	537,841
Line of credit	191,469	140,999
Note payable - current	22,092	22,092
Total current liabilities	1,092,119	868,182
Note payable - net of current	240,279	265,323
Total liabilities	1,332,397	1,133,505
Commitment and contingencies		
Stockholders' Deficit		
Class A voting stock	353	353
Class B voting stock	68	68
Additional paid in capital	2,283,668	1,835,930
Accumulated deficit	(3,004,794)	(2,197,070)
Total stockholders' deficit	(720,705)	(360,719)
Total liabilities and stockholders' deficit	**$ 611,692**	**$ 772,786**

The accompanying notes are an integral part of these financial statements.

XCRAFT ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Revenues	$ 680,677	$ 1,051,970
Cost of sales	13,458	31,081
Gross loss	667,219	1,020,889
Operating Expenses:		
General and administration	1,153,711	1,096,495
Sales and marketing	97,583	32,035
Research and development	163,215	143,539
Total operating expenses	1,414,509	1,272,069
Operating loss	(747,290)	(251,180)
Other (income)expenses:		
Interest expense	43,134	5,654
Other expense	7,986	6,367
Gain on settlement	(9,314)	-
Other income	-	-
Total Other (income)expenses	60,434	12,021
Net loss	$ (807,724)	$ (263,201)

The accompanying notes are an integral part of these financial statements.

4

XCRAFT ENTERPRISES, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Class A - Common		Class B - Common		Additional Paid - in - Capital	Accumulated Deficit	Total Shares Deficit
	Shares	Amount	Shares	Amount			
Balance at 12/31/2017	3,526,250	$ 353	647,339	$ 65	$ 1,579,183	$ (1,933,869)	$ (354,268)
Common stock issued			32,097	3	294,828		294,831
Common stock issuance costs					(38,081)		(38,081)
Net loss						(263,201)	(263,201)
Balance at 12/31/2018	3,526,250	$ 353	679,436	$ 68	$ 1,835,930	$ (2,197,070)	$ (360,719)
Common stock issued			265,038	27	447,711		447,738
Net Loss						(807,724)	(807,724)
Balance at 12/31/2019	3,526,250	$ 353	944,474	$ 95	$ 2,283,641	$ (3,004,794)	$ (720,705)

The accompanying notes are an integral part of these financial statements.

5

XCRAFT ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

		2019		2018
CASHFLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(807,724)	$	(263,201)
Adjustments to reconcile net loss to net cash used in operations:				
Depreciation		12,222		12,222
Amortization		6,390		6,390
Stock based compensation		-		294,828
Change in operating assets and liabilities				
Accounts receivables		116,399		(163,850)
Inventory		-		(4,800)
Other current liabilities		-		(334,658)
Accounts payables		200,235		(75,199)
Deferred revenues		(1,119)		9,900
Net cash used in operating activities		(499,246)		(518,368)
CASHFLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		(6,679)		(6,356)
Sale of property and equipment		-		26,031
Purchase of intangible assets		(14,725)		(11,042)
Related party receivables		(639)		639
Net cash (used) / provided by investing activities		(22,044)		9,272
CASHFLOWS FROM FINANCING ACTIVITIES:				
Proceeds (repayments) -line of credit		50,470		140,999
Repayment - notes payables		-		(7,183)
Proceeds from loan		-		237,133
Proceeds from sale of common stock		447,738		114,265
Offering costs		-		(38,081)
Net cash provided by financing activities		498,208		447,133
Change in cash and cash equivalents		2,569		(61,963)
Cash and cash equivalents, beginning of year		30,823		92,786
Cash and cash equivalents, end of year	$	33,392	$	30,823
Supplemental disclosure of cash flow information				
Cash paid for interest	$	43,134	$	5,654

The accompanying notes are an integral part of these financial statements.

NOTE 1 –DESCRIPTION OF BUSINESS

XCraft Enterprises, Inc. was formed on September 23, 2014 ("Inception") as XCraft Enterprises, LLC. On February 28, 2017, the Company converted to a Delaware Corporation. The Company's headquarters are located in Coeur d'Alene, Idaho. The financial statements of XCraft Enterprises, Inc. (the Company).
The Company has developed uniquely designed Unmanned Aerial Vehicles ("UAV" or "Drones") which are specifically engineered to deliver vertical take-off and landing, and high efficiency and speed in their in flight performance.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Account receivables

Accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable balance. The Company historically has had substantially all of their accounts receivable paid in full.

Fixed asset

Fixed assets are recorded as cost. Major improvements and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are recognized in operations. Depreciation is computed on the straight line method.

Inventories

Inventories consist primarily of finished good products which consist primarily of Drones. Inventories are recorded at the lower of cost or market, using the first in first out method (FIFO). As of December 31, 2019 and 2018 inventories was $62,816 and $62,816, respectively.

The Company has expended $285,800 for deposits on inventory which are included in other current assets in the accompanying balance sheets. Upon receipt of such inventory amounts paid will be reclassified to inventory.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing companies compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets (Continued)

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to de benefited, not to exceed the patent lives, which may be as long as 15 years. As at December 31, 2019 and 2018, Intangible assets was $85,187 and $70,462, respectively. Amortization expense related to patent was $6,390 and $6,390, respectively.

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Software

The Company applies the principle of ASC 985-20, Software Costs of Computer Software to Be Sold. ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established When the software is part of a product or process, not only does technological feasibility need to be established, but the associated hardware must also be out of the development stage. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. With our current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales . To date, management has not capitalized any such costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product Warranty Costs

The Company provides 30 day warranties only to ensure its products are free from defects in material or workmanship and is subject to the Company's return policy. We also provide an optional 6-month extended warranty on the motor. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of the claims and the cost to replace or repair its products under warranty. Historically, extended warranty sales have been negotiable, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2019 and 2018.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there arc derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or detem1inable. and (iv) collectability is reasonably assured. The Company typically records revenues when the product is shipped to the customer. Taxes collected from customers and remitted to governmental authorities are presented in the statements of operations on a net basis .

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

Revenue recognition is deferred in all instances where the earnings process is incomplete based on the criteria listed above. Management provides for sales returns and allowances in the same period as the related revenues are recognized. Management bases their estimates on historical experience.

The Company has undertaken various pre-sale crowd funding campaigns and pre-sales through the Company's website. The pre-sale of our products through a crowd funding campaign or our website are deferred until the related product is shipped For the years ended December 31, 2019 and 2018, the Company deferred $536,722 and $537,841, respectively of such pre-sales and included this in deferred revenue in the accompanying balance sheets.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of sales at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as an increase in revenue.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising expenses for the years ended December 31, 2019 and 2018 was $20,412 and $32,035.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third-party product design consultants. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant dale. based on the estimated fair value of the award. and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the dale of grant using the Black -Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the value of the Company's common stock, option, or warrant on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. Stock-based compensation totaling $0 and $294,828 was included in general and administration expense for the years ended December 31, 2019 and 2018, respectively.

Income taxes

The Company will be taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("AS C 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to U.S . Federal, state and local income tax examination ns by tax authorities for all periods since Inception . The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At rimes, the Company maintains balances in excess of the federally insured limits.

The Company had one customer that made up 92% of revenue in 2019 and 2018. Because the Company is focused on commercial applications in the future and not retail applications which make up these concentrations, the Company does not believe the loss of one or more of these customers will have a material impact on the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued an accounting standards update (ASU) issued ASU 2016-02, Leases (Topic 842), which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets. The accounting guidance for lessors will remain relatively largely unchanged. In January 2018, the FASB issued ASU 2018-01, *Leases (Topic 842)*, which provides an optional transition practical expedient for the adoption of ASU 2016-02 that, if elected, would not require an organization to reconsider their accounting for existing land easements that are not currently accounted for under the old leases standard and clarify that new or modified land easements should be evaluated under ASU 2016-02, once an entity has adopted the new standard. ASU 2016-02 and ASU 2018-01 are effective for annual and interim periods beginning after December 15, 2018. Early adoption is permitted. Management is currently evaluating the effect the adoption of this amendment will have on the financial statements.

Fair Value Measurements

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. quoted prices for similar assets or liabilities in active markets;
II. quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, accounts receivables, fixed assets and long lived assets.

NOTE 3 — FIXED ASSET

	2019	2018
Furniture and fixtures	$ 11,335	$ 4,696
Computers and software	22,454	22,454
Demo units	18,073	18,032
Tolls and equipment	34,524	34,524
Marketing displays	6,168	6,168
Total Fixed Asset	92,554	85,874
Accumulated Depreciation	(64,237)	(52,015)
	$ 28,317	$ 33,859

Depreciation expense for the years ended December 31, 2019 and 2018 was $12,222 and $12,222.

NOTE 4 — DEBT

Convertible Note

In March 2016, the Company received $300.000 in proceeds from a Convertible Note (" Convertible Note").The Convertible Note bore interest at I0%, compounded annually, and matured in two years. The Convertible Note had automatic and optional conversion terms. The optional conversion term allowed the holder to convert as specified per the agreement any time after the maturity date. The automatic conversion terms were based on the next qualified round in an equity financing. In February 2017, the holder of the Note agreed to convert the Note (plus accrued interest of $26,250) totaling $326,250 into 3,263 LLC units which converted to 326,250 shares of common stock upon conversion. There were no convertible note for the years ended December 31, 2019 and 2018.

Promissory Note

On June 30, 2017. the Company entered into a promissory note with a bank with a principal amount of $35,000 at 6.25% interest per annum with the balance and accrued interest due upon maturity of June 15, 2018. This loan was used to satisfy the balance on the line of credit for which was with the same bank. On June 12, 2018. the maturity date was extended to June 15, 2021 with monthly payments of $913. As of December 31, 2019 and 2018, $10,956 and $10,956 of this note is classified as short and long-term. respectively.

NOTE 4 - DEBT (CONTINUED)

Revolving Loan Agreement

On December 28, 2017, the Company entered into a revolving loan agreement in which the lender agrees to lend a sum up to $100,000 from time-to-time. The unpaid principal amount of an advance shall bear interest prior to its scheduled maturity date at the prevailing market rate as agreed upon between the Lender and Borrower at the time of the Advance, 6.5% at December 31, 2017. Interest prior to the scheduled maturity date shall accrue monthly on the last day of each calendar month commencing with the first of such dates to occur after the funding date and continuing until the scheduled maturity date. This agreement shall terminate on December 31, 2018. In June of 2018, the Company received its first funds of $50,000 from this revolving loan. The revolving loan is secured by 200,000 of the Chief Executive Officers shares of Class A Common Stock common stock. As of December 31, 2019 and 2018, the company has received $150,000 and $100,000 of this revolving loan respectively.

Line of Credit

In March 2017, the Company entered into a line of credit agreement with a financial institution. The advances incur interest at the Wall Street Journal prime rate plus 5% per annum. (4.5% at December 31, 2019 and 2018). The principal balance of all advances, together with accrued but unpaid interest on such advances and all outstanding fees and charges, shall be payable on demand. This line of credit is secured by an interest in all of the Company's depository account balances, cash and any other property now or hereafter in the possession of or under the control of the financial institution. In addition, the Company's CEO is guarantor under the line of credit. As of December 31, 2019 and 2018, the balance for this line of credit was $42,290 and $40,999, respectively.

On February 6, 2018, the Company entered into a working capital loan for the amount of $250,000 with a term of two years and a variable interest rate based on the Wall Street Journal published daily rate plus 5% adjusted on a quarterly basis and fees of $3,750 due at closing. The loan was collateralized by a perfected second lien interest on all Company assets. The Company has drawn on all funds related to this loan. As of December 31, 2019 and 2018, the loan has outstanding balance of $215,219 and $237,133, respectively.

NOTE 5 - COMMITMENTS AND CONTIGENCIES

Building Lease and Sublease

On June 29, 2017, the Company entered into a lease agreement for commercial space. The term of the lease is two years commencing on October 1, 2017. The monthly base rent is $1,500 for months 1-12 and $2,726 for months 13-24. The Company also agreed to deposit the first and last month of rent in the nonrefundable amount of $4,226. As of December 31, 2019 and 2018, the future minimum lease payments relating to rent on this building are $21,804 and $21,804, respectively. Rent expense was $21,487 and $21,725 for the years ended December 31, 2019 and 2018, respectively.

Employment Agreement

Effective August 1, 2017, the Company entered into an agreement with the Company's Chief Executive Officer granting him an option to purchase 100,000 shares of common stock. He shall receive an option to purchase an additional 100,000 shares on August 1. 2018 and an additional 100,000 shares on August 1, 2019. Each tranche of options will have a ten (10) year life and vest monthly over a 1-year period. The initial option was granted at an exercise price of $l.70 per share. Each subsequent option shall be at the price per share of the most recent issuance of Company stock to a third-party . The option agreement will provide that if there is a change in control then all options will become fully vested immediately prior to the change in control. In the event of a change in control or termination, the Chief Executive Officer is entitled to severance pay in one lump sum. in cash. no later than the tenth (10th) day following termination, in an amount equal to three (3) times the base salary then in effect.

On January 17, 2018 the Company entered into a technology, license manufacture and co-branding agreement for a term of two years and shall automatically renew for an additional 1 year term unless terminated. The agreement calls for the purchase of product at a to be agreed upon price as well as provides for licensing fees to the Company for use of their technology.

On February 1, 2018, the Company entered into a contribution agreement to acquire 25% interest of the membership interest of Phirst Technologies, LLC. The Company contributed all of its ownership interest in certain specified assets and services per the agreement in exchange for its membership interest.

On March 1, 2018, the Company entered into a non-recurring engineering agreement and purchase order commitment with Phirst Technologies, LLC. The Company is to receive a total of $750,000 if it meets certain milestones.

NOTE 6 - STOCKHOLDERS' DEFICIT

Conversion of Limited Liability Company to Corporation

Pursuant to the Company's becoming a Delaware corporation effective 1, 2017, the Company had a total of 75,000,000 shares of authorized stock, with a par value $0.0001 of per share. The founders of the LLC received 3,000,000 shares of Class A Common Stock based on their pro-rata ownership in the LLC of 30,000 units.

Conversion of Limited Liability Company to Corporation (Continued)

On June 17, 2017, the Company filed amended and restated the articles of incorporation with the state of Delaware. The amended and restated articles designated that out of the 75,000,000 shares of stock authorized to be issued by the Company, 15,000,000 shares will be Preferred Stock, par value $0.0001 per share, 40,000,000 shares will be designated Class A Voting Common Stock, par value $0.0001 per share, and 20,000,000 shares shall be designated Class B Non-Voting Common Stock, par value $0.0001 per share. Except for voting rights, Class A and Class B Common Stock have identical rights and preferences.

On July 27, 2018, the Company filed a second amended and restated articles of incorporation with the state of Delaware. The second amended and restated decrease the number of shares of stock authorized to be issued by the Company to be issued by the Company to 12,000,000 consisting of 2,000,000 shares of Preferred Stock, par value $0.0001 per share, 5,000,000 shares of Class A Common Stock (..Class A Common Stock'"), par value S0.0001 per share and 5.000.000 shares of C lass B Non-Voting Common Stock ("'C lass B Common Stock"), par value $0.0001 per share. The Class A Common Stock shall be entitled to one vote for each share on each matter voted on at the shareholders' meetings, and, except as may be otherwise required by applicable law, the Class B Common Stock shall have no voting rights and is not entitled to vote separately on a plan of merger or a plan of conversion. Except for voting rights. Class A and B Common Stock have identical rights and preferences.

Common Stock Issuance and Sale of LLC Units

On February 14, 2017, the Company received $200,000 in proceeds from a third-party in exchange for 2,000 LLC units which converted to 200,000 shares of Class A Common Stock on March 1, 2017.

During 2017, the Company issued 17,928 shares of Class B Common Stock as compensation valued at $1.70 per share. These shares were issued for services to both an outside vendor and employees . The Company valued the common stock based on the most recent sales of common stock to third parties.

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Common Stock Issuance and Sale of LLC Units (continued)

The Company commenced a Regulation Crowd funding offering through StanEnginc, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sold 629,411 Class B Common Stock for gross proceeds of $1,069,999. Offering costs related to this raise were $144,211. In 2018 the Company sold 300,076 Class B Common Stock for gross proceeds of $1,068,271.

Equity Incentive Plan

On February 28, 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the '"Plan"). The Company reserved 600,000 shares of its Class A Common Stock pursuant to the Plan. which pro, des for the grant of shares of stock options. stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2019 and 2018, 107,500 shares are still available to be issued under the Plan.

Stock Options

The Company granted 272,000 stock options under the Plan to various employees with a total grant date fair value of approximately $369,208. The granted options had an exercise price of $l.70, expire in ten years, and ranged from 1 year vesting, to vesting over a five-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	December 31, 2019	December 31, 2018
Expected Life (years)	5.5-6.5%	5.5-6.5%
Risk-free interest rate	2.45-2.87%	2.45-2.87%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED

Stock Options

The risk free interest rate assumption for granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of the employee stock options is calculated using the simplified method which takes into considered the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock. and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2018	465,418	$ 1.70	9.19
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2019	465,418	$ 1.70	9.19
Exercisable at December 31, 2019	182,918	$ 1.70	9.04
Exercisable at December 31, 2018	182,918	$ 1.70	9.04

Stock option expense for the years ended December 31, 2019 and 2018 was $0 and $294,828, respectively. The unrecognized stock option expense is $0 and $317,193, respectively.

XCRAFT ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

NOTE 6 - STOCKHOLDERS' DEFICIT (CONTINUED)

Warrants (Continued)

In 2017, the Company granted 207,000 warrants to various advisors exercisable into 207,000 shares of common stock. The granted warrants had an exercise price of $0.01 to $1.70 and expire in ten years. Of the warrants issued, 7,000 vest immediately, and 200,000 vest upon options being exercised under the 2017 Equity Incentive Plan at a ratio of one (1) warrant for every four (4) shares being issued. As of December 31, 2019 and 2018, it is not probable the warrants will vest and therefore no compensation expense has been recognized. The 7,000 warrant were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2019	December 31, 2018
Expected Life (years)	10	10
Risk-free interest rate	0.95%	0.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The warrants were valued similar to the stock options disclosed above. During the years ended December 31, 2019 and 2018, the Company expensed $0 and $11,830 related to these warrants respectively.

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2017	207,000	$ 1.70	9.50
Granted	-	-	-
Exercised	-	-	-
Expiration/Cancelled	-	-	-
Outstanding at December 31, 2018	207,000	$ 1.70	9.50
Exercisable at December 31, 2018	7,000	$ 0.07	9.50

NOTE 7 - INCOME TAXES

The following table presents the current and deferred income tax provision for federal and state income taxes for years ended December 31, 2019 and 2018 (rounded to "000,s):

	2019	2018
Income tax benefit attributable to:		
Net loss	$ (801,350)	$ (78,582)
Valuation allowance	801,350	78,582
Net provision for income tax	$ -	$ -

The major components of the deferred taxes are as follows at December 31, 2019 and 2018 (rounded to '000's):

	2019	2018
Deferred tax asset attributable to:		
Net operating loss carryover	$ 1,077,932	$ 276,582
Valuation allowance	(1,077,932)	(276,582)
Net deferred tax asset	$ -	$ -

22

NOTE 8 - RELATED PARTY TRANSACTIONS

On July 31, 2017, the Company entered into a promissory note in which the Company loaned $86,000 to one of the Company's Chief Executive Officers for personal use. The note was amended on July 26, 2018 to accrue interest on the unpaid balance at a rate of 2% per annum beginning July 31, 2017. The full balance of this note including accrued interest and late fees is due and payable on December 31, 2022. As at December 31, 2019 and 2018, $67,243 and $67,793 of this note was due to the Company.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 6, 2020, the issuance date of the financial statements.

The Company raised approximately $1.07M through StartEngine.

The Company's director, Phil Burks, resigned.

The Company and Phirst Technologies Limited severed ties. This involved sale of the Company's ownership in Phirst Technologies Limited and payment of Phil Burks loan in full

The Company intends to raise funds through StartEngine in 2020.

END OF REPORT